EXHIBIT 99.1

CDT Environmental Technology Announces Results of Extraordinary General Meeting

SHENZHEN, China, July 28, 2026 (GLOBE NEWSWIRE) – CDT Environmental Technology Investment Holdings Limited (Nasdaq: CDTG) (“CDT”, the “Company”, or “we”), a leading provider of waste treatment systems and services throughout China, today announced that all resolutions of its extraordinary general meeting (the “EGM”) held virtually by electronic means on July 28, 2026 at 9:30 AM., Beijing Time, were duly passed by shareholders.

At the EGM, shareholders of the Company considered and passed the following resolutions:

1.	CHANGE OF NAME

AS A SPECIAL RESOLUTION that:

a.	subject to and conditional upon the approval of the Registrar of Companies of the Cayman Islands by way of issuing a certificate of incorporation on change of name, the dual foreign name of the Company be changed from 城道通環保科技投資控股有限公司 to 宸邦科技 with effect from the date of the certificate of incorporation on change of name issued by the Registrar of Companies of the Cayman Islands.

b.	the registered office provider of the Company be authorized to attend to the necessary filings with the Registrar of Companies in the Cayman Islands in relation to the above resolutions.

2.	INCREASE OF AUTHORISED SHARE CAPITAL

AS AN ORDINARY RESOLUTION that:

a.	the current authorised share capital of the Company be increased as follows:

from:

US$250,000 divided into 4,000,000 ordinary shares of a par value of US$0.0625 each, consisting of (a) 3,760,000 Class A Ordinary Shares of a par value of US$0.0625 each, and (b) 240,000 Class B Ordinary Shares of a par value of US$0.0625 each, to:

US$31,250,000 divided into 500,000,000 ordinary shares of a par value of US$0.0625 each, consisting of (a) 470,000,000 Class A Ordinary Shares of a par value of US$0.0625 each, and (b) 30,000,000 Class B Ordinary Shares of a par value of US$0.0625 each (the “New Authorised Share Capital”), by the creation of an additional (a) 466,240,000 unissued Class A Ordinary Shares of a par value of US$0.0625 each to rank pari passu in all respects with the existing Class A Ordinary Shares of the Company, and (b) 29,760,000 unissued Class B Ordinary Shares of a par value of US$0.0625 each to rank pari passu in all respects with the existing Class B Ordinary Shares of the Company (the “Authorised Share Capital Increase”).

b.	the registered office provider of the Company be authorized to attend to the necessary filings with the Registrar of Companies in the Cayman Islands in relation to the above resolutions.

3.	CONSOLIDATION OF SHARE CAPITAL

AS AN ORDINARY RESOLUTION that:

a.	immediately following the Authorised Share Capital Increase and the alteration to the New Authorised Share Capital, subject to and conditional upon that the Board in its sole discretion determining the exact ratio to be selected at the sole discretion of the Company’s board of Directors (the “Board”) without further shareholder approval (the “Consolidation Ratio”), a share consolidation (“Share Consolidation”) of the Class A Ordinary Shares and Class B Ordinary Shares, of par value US$0.0625 each, at a ratio of not less than 1-for-5 and not more than 1-for-10 be approved, whereby every 5-10 Shares (depending on the Consolidation Ratio determined by the Board) of each issued and unissued (i) Class A Ordinary Share, and (ii) Class B Ordinary Share, shall be consolidated into (i) one Class A ordinary share of a par value of US$0.3125 to US$0.625 (depending on the Consolidation Ratio determined by the Board), and (ii) one Class B ordinary share of a par value of US$0.3125 to US$0.625 (depending on the Consolidation Ratio determined by the Board), respectively (each, a “Consolidated Share”); and each such Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the memorandum and articles of association of the Company then in effect, so that immediately following the effectiveness of the Share Consolidation, the authorised share capital of the Company shall be changed:

from:

US$31,250,000 divided into 500,000,000 ordinary shares of a par value of US$0.0625 each, consisting of (a) 470,000,000 Class A Ordinary Shares of a par value of US$0.0625 each, and (b) 30,000,000 Class B Ordinary Shares of a par value of US$0.0625 each, to:

US$31,250,000 divided into a range of between 50,000,000 to 100,000,000 ordinary shares of a par value of US$0.3125 to US$0.625 each (depending on the Consolidation Ratio determined by the Board), respectively, consisting of (a) 47,000,000 to 94,000,000 Class A ordinary shares of a par value of US$0.3125 to US$0.625 each, and (b) 3,000,000 to 6,000,000 Class B ordinary shares of a par value of US$0.3125 to US$0.625 each.

b.	the Company will not issue fractional shares upon the Share Consolidation taking effect. The number of shares held by each shareholder will be rounded up to the nearest whole number if, as a result of the Share Consolidation, the number of shares owned by any shareholder would not be a whole number.

c.	upon the approval of the shareholders of the Company by ordinary resolution of the Share Consolidation and the approval of the Board determining the exact ratio of Share Consolidation and the relevant effective date, the transfer agent of the Company be authorized to make entries in the register of members of the Company accordingly to reflect the above described Share Consolidation and that all existing share certificates be cancelled and that, to the extent necessary, any director of the Company be authorised to prepare, sign, seal (if necessary) and deliver for and on behalf of the Company new share certificates pursuant to the memorandum and articles of association of the Company to the existing shareholders of the Company as a result of the Share Consolidation; and that upon the approval of the shareholders of the Company by ordinary resolution, the registered office provider of the Company be authorized to attend to the necessary filings with the Registrar of Companies in the Cayman Islands in relation to the above resolutions.

4.	REDESIGNATION OF SHARES

AS AN ORDINARY RESOLUTION that:

a.	the redesignation of the 182,983 Class A Ordinary Shares of a par value of US$0.0625 each held by CDT Environmental Technology Holdings Limited (the “LI Shares”) to 182,983 Class B Ordinary Shares (the “Share Redesignation”) be and is hereby approved, and the Share Redesignation be effected by way of repurchase of the LI Shares and issue and allotment of 182,983 Class B Ordinary Shares of a par value of US$0.0625 each, AND that any one Director of the Company be and is hereby authorised to effect the said repurchase in any manner as he considers necessary and out of funds legally available including out of capital (including share premium account and capital redemption reserve) provided that the Company, can immediately following such payment, pay its debts as they fall due in the ordinary course of business, and to issue and allot the said Class B Ordinary Shares with no further action be required to be taken by the shareholders or the Directors of the Company.

b.	any director of the Company or the transfer agent of the Company be authorized and instructed to update the register of members of the Company and be instructed to prepare the Company share certificates in connection with such Share Redesignation.

c.	any director or officer of the Company be, and each such director or officer acting alone hereby is authorized to do and perform any and all such acts, including execution of any and all documents and certificates, as such director shall deem necessary or advisable, to carry out the purposes and intent of the foregoing resolutions.

5.	OMNIBUS RESOLUTIONS

AS AN ORDINARY RESOLUTION THAT:

a.	in connection with the actions contemplated by the foregoing resolutions, each of the Directors and such other persons as are authorised by any of them be, authorised, in the name and on behalf of the Company, to do such further acts and things as any Director or such other person shall deem necessary or appropriate in connection with, or to carry out the actions contemplated by, the foregoing resolutions, including to do and perform (or cause to be done and performed), in the name and on behalf of the Company, all such acts and to make, execute, deliver, issue or file (or cause to be made, executed, delivered, issued or filed) with any person, including any governmental authority or agency, all such agreements, documents, instruments, certificates, consents and waivers, and all amendments to any such agreements, documents, instruments, certificates, consents or waivers, and to pay, or cause to be paid, all such payments, as any of them may deem necessary or advisable to carry out the intent of the foregoing resolutions, the authority for the taking of any such action and the execution and delivery of such of the foregoing to be conclusively evidenced thereby.

b.	any and all actions of the Company, or of any Director, taken in connection with the actions contemplated by the foregoing resolutions prior to the execution hereof be ratified, confirmed, approved and adopted in all respects as fully as if such action(s) had been presented to for approval, and approved by, all the Directors prior to such action being taken.

Anthony P. Carideo, the independent inspector of election, has certified all voting results for the EGM. The final tabulation indicates that 1,472,731 shares, representing approximately 48.75% of CDT’s outstanding shares as of the record date, were present in person or by proxy at the EGM. Votes present at the EGM but were withheld or abstained were not considered for the sole purpose of calculating the percentages of the results. The results of the EGM in accordance with the foregoing are as follows:

(i)	1,446,258 votes were in favor of and 26,464 votes were against resolution 1 as set forth above, while 9 votes present were withheld or abstained;

(ii)	1,465,347 votes were in favor of and 7,372 votes were against resolution 2 as set forth above, while 12 votes present were withheld or abstained;

(iii)	1,465,683 votes were in favor of and 7,036 votes were against resolution 3 as set forth above, while 12 votes present were withheld or abstained;

(iv)

1,282,700 votes were in favor of and 7,037 votes were against resolution 4 as set forth above, while 182,994 votes present, including the 182,983 that were held by CDT Environmental Technology Holdings Limited, the shareholder interested in resolution 4, were withheld or abstained; and

(v)	1,467,242 votes were in favor of and 3,766 votes were against resolution 5 as set forth above, 1,723 votes present were withheld or abstained.

For the avoidance of doubt, the Share Consolidation has not taken place and will only take place if and when the Board has determined the exact Consolidation Ratio and that it is in the best interest for the Company to do so, in which case the Company will announce its decision and provide the details in a press release. As to the Share Redesignation, the Company intends to rely on the Nasdaq home country rule exemption. As a foreign private issuer, it will follow Cayman Islands corporate governance practices instead of Nasdaq requirements under listing rule 5640. The Share Redesignation will take place after all the requisite procedures are completed under rules, in which case the Company will announce its decision and provide the details in a press release.

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a leading national player in China’s waste treatment sector that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, and is dedicated to promoting sustainable development through innovative solutions. Founded by pioneers in waste treatment, CDT aims to advance next-generation technologies that directly address environmental challenges and promote sustainable solutions. CDT is a recognized brand in China and is committed to innovation and customer satisfaction.

CDT’s mission is to help its customers achieve their critical infrastructure objectives while enabling positive changes in technological environmental protection. It collaborates with industry leaders, environmental experts, and stakeholders to develop and implement advanced waste treatment solutions. CDT is a prominent player in the waste treatment market, capable of providing comprehensive solutions to diverse customer needs, and has completed more than 150 plants across China.

Class A ordinary shares of CDT are listed on the Nasdaq Capital Market.

For more information, please visit CDT’s website at https://www.cdthb.cn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding its compliance with Nasdaq listing requirements. These statements are not historical facts and typically are identified by the use of terms such as “may,” “will,” “should,” “could,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “continue,” and similar words, although some forward-looking statements are expressed differently. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially. Further information on risks, uncertainties and other factors that could cause actual results to differ materially are included in the Company’s periodic and current reports filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. The Company disclaims any intention to, and undertakes no obligation to, update or revise these forward-looking statements except as required by law.

Investor and Media Contact United States:

PCG Advisory

Kevin McGrath

Tel: +1-646-418-7002

Email: kevin@pcgadvisory.com